Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

October 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Michele M. Anderson

Re:	NextWave Wireless Inc. Registration Statement on Form S-4 Filed September 15, 2006 File No. 333-137388

Ladies and Gentlemen:

On behalf of our client, NextWave Wireless Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff’s letter dated September 13, 2006, regarding the Registration Statement on Form S-4 (the “Registration Statement”) of the Company (File No. 333-137388, together with exhibits thereto).

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.
Once you have determined the exchange ratio, please revise the cover page of the prospectus to clearly state the total number of shares of NextWave Wireless Inc. common stock being registered and the number of shares to be issued in exchange for each NextWave Wireless LLC membership unit. Similarly revise the disclosure throughout the registration statement as appropriate.

The Company acknowledges the Staff’s comment and will make appropriate revisions to the Registration Statement when the exchange ratio is finalized by the Board.

October 24, 2006

2.
Limit the pages appearing before the :Prospectus Summary to the information required by Item 502 of Regulation S-K and Item 2 of Form S-4. Please delete the extraneous information, which includes the text appearing on pages iii through v, or reposition it to another location in the registration statement.

The Registration Statement has been revised in response to the Staff’s comment.

Market Price and Dividend Information, page 10

3.	Please revise to clarify that the predecessor of NextWave Wireless Inc. is required to file periodic reports with the SEC.

The Registration Statement has been revised on page 10 in response to the Staff’s comment.

Reasons for the Corporate Conversion Merger, page 29

4.
Revise this section to provide a reasonably balanced discussion of any potentially negative factors associated with the corporate conversion merger and with your investors holding shares of common stock instead of LLC interests. Also expand the bullets currently appearing in this subsection to provide greater detail about the positive attributes of the corporate conversion merger. For example, refine your reference to the advantage of owning common stock in a publicly traded company as opposed to holding “LLC interests in a private company” given that NextWave Wireless LLC is a public reporting company already required to file Exchange Act reports specified by Regulation 13A. As another example, describe your intentions regarding future acquisitions in further detail, including whether or not you have any current plans to issue shares in connection with acquiring other businesses.

The Registration Statement has been revised on page 32 in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences…, page 29

5.
It appears that you intend the tax discussion to be counsel’s opinion. If so, please revise to clearly state that this is counsel’s opinion and to identify the counsel rendering the opinion. Alternatively, advise us whether you intend to obtain and file a long-form tax opinion.

The Registration Statement has been revised on pages 5 and 33 in response to the Staff’s comment. In addition, the form of tax opinion of Weil, Gotshal & Manges LLP is filed as Exhibit 8.1 to the Registration Statement. The definitive tax opinion will be signed and filed when the exchange ratio is determined.

October 24, 2006

6.
We note the disclosure that the holding period in the common stock received in the corporate conversion merger “should include [the] holding period in the Company interest surrendered.” Please revise to phrase the opinion more definitively. If tax counsel is using the “should” language because uncertainty exists regarding the tax consequences or it is unable to opine on the matter, it should explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion.

The Registration Statement has been revised on pages 6 and 34 in response to the Staff’s comment.

The Merger Agreement, page 32

7.
We note your statement in the second paragraph that the inclusion of the merger agreement “is not intended to provide any other factual information about NextWave Wireless Inc. or NextWave Wireless LLC” and that “such information can be found elsewhere in this document and in the other public filings....” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

The Registration Statement has been revised on page 36 in response to the Staff’s comment.

Management’s Discussion and Analysis…, page 62

8.
Revise the italicized paragraph to remove the reference to the amended Form 10 and instead include management’s analysis of the company’s results of operations for all periods covered by the financial statements contained in the current registration statement.

The Registration Statement has been revised on page 66 in response to the Staff’s comment.

Financial Statements, page F-1

9.
Please provide pro forma financial information to give effect to the change in capital structure upon the corporate conversion. Also provide similar disclosure within Selected Consolidated Financial Data and elsewhere in the filing, as applicable.

It is the Company’s understanding that the pro forma financial information required on Form S-4 may be omitted to the extent such information is not required to be provided under Item 14 of Schedule 14A under the Exchange Act pursuant to Instruction 4 to Item 14 of Schedule 14A. Instruction 4 to Item 14 of Schedule 14A states that “information required by paragraphs (b)(8) - (11) and (c)…”, which includes the requested pro forma financial information, “…need not be provided if the plan being voted on involves only the acquiring company and one or more of its totally held subsidiaries and does not involve a liquidation or a spin-off.” The Company respectfully contends that the corporate conversion merger is of a type contemplated by Instruction 4 and that the corporate conversion merger does not involve either a liquidation or a spin-off.

October 24, 2006

The Company also respectfully points out that the consolidated assets, liabilities, business and operations of NextWave Wireless Inc. immediately following the corporate conversion merger will be the same as the consolidated assets, liabilities, business and operations of NextWave Wireless LLC immediately before the corporate conversion merger. Therefore, the requested pro forma financial information would not provide meaningful disclosure.

The Company also respectfully notes that the Staff has taken similar positions in several no-action letters with facts similar to those of the corporate conversion merger. See, e.g., Mercer International Inc. (available December 12, 2005), Payless ShoeSource, Inc. (available April 20, 1998), Startec Global Communications Company (available July 1, 1998).

Exhibits

10.	As soon as possible, please file the legal opinion, tax opinion, and other exhibits listed in the index. We may have further comments upon review of these documents.

The Company has complied with the Staff’s request. Please note that the Company has filed “forms of” legal opinions and will file definitive opinions when the exchange ratio is determined.

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours,

By:	/s/ Marita A. Makinen
Marita A. Makinen

cc:	Michele M. Anderson
Derek B. Swanson